                                   FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OF 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 1998
  (containing quarterly information for the quarter ended September 30, 1998)

                                  Galileo Technology Ltd.
                                  -----------------------
                 (Translation of registrant's name into English)

                        Moshav Manof, D.N. Misgav 20184, Israel
                   ---------  --------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual
reports under cover        Form 20-F or Form 40-F.

                  Form 20-F      X          Form 40-F     _______
                                ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes    ______      No         X
                                  ---

                            GALILEO TECHNOLOGY LTD.
                                    FORM 6-K

                                     INDEX


PART I.       FINANCIAL INFORMATION

     Item 1.  Financial Statements:

              Condensed Consolidated Balance Sheets
              September 30, 1998 and December 31, 1997

              Condensed Consolidated Statements of Operations Three and nine months ended September 30, 1998 and 1997

              Condensed Consolidated Statements of Cash Flows
              Nine months ended September 30, 1998 and 1997

              Notes to Condensed Consolidated Financial Statements (Unaudited)

     Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

PART II.      OTHER INFORMATION

     Item 6.  Exhibits - Exhibit Index

Signatures

PART I. FINANCIAL INFORMATION

Item 1.  Financial Statements
                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                          (U.S. DOLLARS, IN THOUSANDS)

                                                                      SEPTEMBER 30,    DECEMBER 31,
                                                                          1998            1997
                                                                      -----------------------------
                                                                       (Unaudited)         (1)
ASSETS
Current assets:
      Cash and cash equivalents                                          $ 42,749        $ 43,887
      Short-term investments                                               38,623          27,349
      Accounts receivable, net                                              5,414           4,566
      Inventories                                                           2,173           2,387
      Prepaid expenses and other assets                                     1,549           1,336
                                                                         ------------------------
Total current assets                                                       90,508          79,525

Property and equipment, net                                                 3,960           2,967
                                                                         ------------------------
Total assets                                                             $ 94,468        $ 82,492
                                                                         ========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                                   $  2,246        $  2,932
      Accrued and other liabilities                                         4,948           4,979
      Deferred income                                                         939           1,014
      Short-term debt and current maturities of long-term debt                147             228
                                                                         ------------------------
Total current liabilities                                                   8,280           9,153

Accrued severance pay                                                         244             210
Long-term debt                                                                 28             131

Commitments

Shareholders' equity:
         Ordinary Shares                                                   69,949          67,480
         Treasury Shares at cost                                           (1,062)              -
         Deferred compensation and other                                     (943)         (1,542)
         Retained earnings                                                 17,972           7,060
                                                                         ------------------------
Total shareholders' equity                                                 85,916          72,998

                                                                         ------------------------
Total liabilities and shareholders' equity                               $ 94,468        $ 82,492
                                                                         ========================

                            See accompanying notes.

(1) The balance sheet at December 31, 1997 has been derived from audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS, IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED                NINE MONTHS ENDED
                                                  ----------------------------------   -----------------------------
                                                     SEPTEMBER 30,     SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                         1998              1997            1998            1997
                                                  ----------------------------------   ------------------------------

Net sales                                                   $ 11,454        $ 10,520        $ 37,952        $ 23,344

Cost of sales                                                  4,343           3,883          14,301           8,859
                                                            ------------------------        ------------------------
Gross profit                                                   7,111           6,637          23,651          14,485

Operating expenses:
   Research and development                                    2,807           1,784           8,011           4,283
   Selling, marketing and administrative                       2,285           2,292           7,008           4,954
                                                            ------------------------        ------------------------
      Total operating expenses                                 5,092           4,076          15,019           9,237
                                                            ------------------------        ------------------------
Operating income                                               2,019           2,561           8,632           5,248

Other income, net                                                984             594           3,106             657
                                                            ------------------------        ------------------------
Income before provision for income taxes                       3,003           3,155          11,738           5,905

Provision for income taxes                                       150               2             535               6
                                                            ------------------------        ------------------------
Net income                                                  $  2,853        $  3,153        $ 11,203        $  5,899
                                                            ========================        ========================
Earnings per share:
   Basic                                                    $   0.14        $   0.17        $   0.55        $   0.41
                                                            ========================        ========================
   Diluted                                                  $   0.14        $   0.16        $   0.53        $   0.32
                                                            ========================        ========================
Shares used in computing earnings per share:
   Basic                                                      20,371          19,040          20,361          14,522
                                                            ========================        ========================
   Diluted                                                    21,007          19,934          21,166          18,301
                                                            ========================        ========================

                            See accompanying notes.

                            GALILEO TECHNOLOGY LTD.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                          (U.S. DOLLARS, IN THOUSANDS)
                                  (UNAUDITED)

                                                                   NINE MONTHS ENDED
                                                           ----------------------------------
                                                            SEPTEMBER 30,      SEPTEMBER 30,
                                                                 1998               1997
                                                           ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                         $ 11,203          $ 5,899
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and other                                           1,157              603
     Amortization of deferred compensation                              455              470
     Deferred income taxes                                              208                -
Changes in operating assets and liabilities:
     Accounts receivable                                               (848)          (2,227)
     Inventories                                                        214             (994)
     Prepaid expenses and other assets                                  299             (210)
     Accounts payable                                                  (686)             481
     Accrued and other liabilities                                      (31)           1,724
     Deferred income                                                    (75)           1,092
     Accrued severance pay                                               34                -
                                                                   -------------------------
Net cash provided by operating activities                            11,930            6,838

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments                                 (36,551)          (6,219)
Proceeds from short-term investments                                 25,421            4,304
Purchases of property and equipment                                  (2,150)          (1,461)
                                                                   -------------------------
Net cash used in investing activities                               (13,280)          (3,376)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Preferred Shares                                -            1,450
Proceeds from issuance of Ordinary Shares                             1,863           53,136
Repurchase of Ordinary Shares                                        (1,467)               -
Proceeds from short-term loans                                            -            2,184
Proceeds from long-term debt                                              -               80
Repayment of short-term loans                                           (81)          (3,914)
Repayment of long-term debt                                            (103)            (134)
                                                                   -------------------------
Net cash provided by financing activities                               212           52,802

Net increase (decrease) in cash and cash equivalents                 (1,138)          56,264
Cash and cash equivalents at beginning of period                     43,887            5,332
                                                                   -------------------------
Cash and cash equivalents at end of period                         $ 42,749          $61,596
                                                                   =========================

                            See accompanying notes.

                            GALILEO TECHNOLOGY LTD.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1.   Basis of Presentation:

  The condensed consolidated financial statements have been prepared by Galileo Technology Ltd., without audit, and include the accounts of Galileo Technology Ltd. and its wholly-owned subsidiaries ("Galileo" or collectively the "Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at September 30, 1998 and December 31, 1997, and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1997, which were filed with the Securities and Exchange Commission on Form 20-F.

  The results of operations for the three and nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the future quarters or the year ending December 31, 1998.

2.  Earnings Per Share

  The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                          THREE MONTHS ENDED      NINE MONTHS ENDED
                                                             SEPTEMBER 30,          SEPTEMBER 30,
                                                          --------------------    -----------------
                                                          1998           1997       1998      1997
                                                          --------------------    -----------------
Numerator used for both basic and diluted
 earnings per share  net income                              $ 2,853   $ 3,153    $11,203   $ 5,899
                                                             -----------------    -----------------
Denominator for basic earnings per share:
 Weighted average shares                                      20,371    19,040     20,361    14,522
                                                             -----------------    -----------------
Denominator for diluted earnings per share:
 Denominator for basic earnings per share                     20,371    19,040     20,361    14,522
 Effect of dilutive securities:
  Employee share options                                         636       894        805       850
  Warrants                                                         -         -          -         8
  Convertible Preferred Shares                                     -         -          -     2,921
                                                             -----------------    -----------------
                                                              21,007    19,934     21,166    18,301
                                                             =================    =================
Earnings per share:
 Basic                                                       $  0.14   $  0.17    $  0.55   $  0.41
                                                             =================    =================
 Diluted                                                     $  0.14   $  0.16    $  0.53   $  0.32
                                                             =================    =================

Potentially dilutive securities excluded from
 computations as the effect would be
 antidilutive                                                  1,021         -        382         -
                                                             =================    =================

3.  Inventories

    Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out (FIFO) method. Substantially all of the inventories are finished goods.

4.  Ordinary Share Purchase Program

    In June 1998, the Board of Directors of the Company's wholly owned subsidiary, Galileo Technology Inc. ("GTI"), approved a stock purchase program to buy an aggregate of up to five percent of the Ordinary Shares of the Company from time to time at prevailing market prices. The shares may be used for issuance upon exercise of employee stock options under existing or new stock option plans of GTI and for other corporate purposes. As of September 30, 1998, GTI acquired 140,000 shares for an aggregate purchase price of $1,467,000. During October 1998, GTI acquired an additional 87,600 shares for an aggregate purchase price of $740,000.

5.  Option Exchange Program

    Through October 1998, the Company adopted two separate Option Exchange Programs to allow employees to exchange their out-of-the-money options for new options at fair value on the date of the exchange. The first program resulted in a total of approximately 664,000 options with a weighted average exercise price of $29.14 being exchanged for new options with an exercise price of $13.00. The second, subsequent program resulted in a total of approximately 1,187,000 options with a weighted average exercise price of $16.79 being exchanged for new options with an exercise price of $7.00. The new options will continue to vest in accordance with the option's original vesting schedule and cannot be exercised prior to one year from the date of the exchange.

6.  New Accounting Standards

    As of January 1, 1998, the Company adopted Statement 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in shareholders' equity to be included in other comprehensive income. For the three months ended September 30, 1998 and 1997, total comprehensive income was $3,061,000 and $3,153,000, respectively. For the nine months ended September 30, 1998 and 1997, total comprehensive income was $11,347,000 and $5,899,000, respectively.

    As of January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued in 1999. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 has no impact on the Company's consolidated results of operations, financial position or cash flows.

PART I. FINANCIAL INFORMATION

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" contained herein and in the Company's other filings with the Securities and Exchange Commission.

OVERVIEW

  Galileo was incorporated in November 1992 and commenced operations on March 1, 1993 to define, develop and market advanced digital semiconductor devices that perform critical functions for network systems. Time-to-market pressures, bandwidth constraints and the need for improved network management capabilities have forced network system vendors increasingly to transition from internally-developed solutions to third-party semiconductor devices that are highly-integrated, scalable, programmable and flexible and meet the demands of more technologically sophisticated networks. The Company's "datacom systems on silicon" are designed to simplify design efforts, reduce development risks and costs, and substantially improve time-to-market for OEMs in the data communications equipment market. The Company's existing products -- system controllers, switched Ethernet LAN controllers and remote access WAN controllers -- provide three of the key functionalities of data communications systems. Galileo Technology Ltd., founded in Karmiel, Israel, began operations in early 1993, and opened its U.S. business operations, Galileo Technology, Inc. ("GTI"), in San Jose, California, in early 1994.

  The Company's limited operating history makes the prediction of future operating results difficult or impossible. The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Risk Factors--Risks Relating to the Company--Potential Fluctuations in Operating Results." For the nine months ended September 30, 1998, five customers accounted for approximately 60% of the Company's net sales. The Company expects that it will continue to depend on a limited number of customers to generate a significant percentage of its net sales for the foreseeable future. See "Risk Factors--Risks Relating to the Company--Customer Concentration" and "-- Dependence on OEMs."

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of net sales, statement of operations data for the periods indicated.

                                                         THREE MONTHS ENDED              SIX MONTHS ENDED
                                                            SEPTEMBER 30,                  SEPTEMBER 30,
                                                         1998          1997               1998         1997
                                                    ---------------------------------------------------------
Net sales                                                 100%            100%             100%           100%

Cost of sales                                            37.9            36.9             37.7           37.9
                                                    ---------------------------------------------------------


Gross profit                                             62.1            63.1             62.3           62.1

Operating expenses:
     Research and development                            24.5            17.0             21.1           18.4
     Selling, marketing and administrative               20.0            21.8             18.5           21.2
                                                    ---------------------------------------------------------


               Total operating expenses                  44.5            38.8             39.6           39.6

Operating income                                         17.6            24.3             22.7           22.5

Other income, net                                         8.6             5.7              8.2            2.8
                                                    ---------------------------------------------------------


Income before provision for income taxes                 26.2            30.0             30.9           25.3

Provision for income taxes                                1.3             0.0              1.4            0.0
                                                    ---------------------------------------------------------

Net income                                               24.9%           30.0%            29.5%          25.3%
                                                    =========================================================

  Net Sales. Net sales to date have been derived primarily from the sale of system controllers and switched Ethernet LAN controllers. Net sales increased to $11.5 million for the three months ended September 30, 1998 from $10.5 million in the three months ended September 30, 1997. Net sales increased to $38.0 million for the nine months ended September 30, 1998 from $23.3 million for the nine months ended September 30, 1997. The key factor contributing to the growth of the Company's net sales in the three and nine months ended September 30, 1998 from the three and nine months ended September 30, 1997 was the increased demand for the Company's products, leading to volume shipments of the Company's system controllers and switched Ethernet LAN controllers, partially offset by an overall decline in the Company's product's average selling price (ASP's).

  Net sales, other than sales to distributors, are recorded when products are shipped. The Company accrues estimated sales returns for sales made to customers, other than distributors, and accrues estimated warranty costs. The Company has not experienced significant warranty claims to date.

  Two customers accounted for approximately 32% and 14%, respectively, of the Company's net sales for the three months ended September 30, 1998. One customer accounted for approximately 26% of the Company's net sales for the nine months ended September 30, 1998. The Company expects a significant portion of its future net sales to remain concentrated within a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers, that such customers will not cancel or reschedule orders or that, in the event they cancel orders, such orders will be replaced by other sales. The occurrence of any such events or the loss of a strategic customer would have a material adverse effect on the Company's operating results. See "Risk Factors--Risks Relating to the Company--Customer Concentration" and "-- Dependence on OEMs."

  Cost of Sales/Gross Profit. Cost of sales consists principally of the cost of purchased packaged semiconductor products from the Company's foundries. Cost of sales increased to $4.3 million for the three months ended September 30, 1998 from $3.9 million for the three months ended September 30, 1997. Cost of sales increased to $14.3 million for the nine months ended September 30, 1998 from $8.9 million for the nine months ended September 30, 1997. The increase in cost of sales for the three and nine months ended September 30, 1998 as compared to the three and six months ended September 30, 1997 was due to increased sales of system controllers and switched Ethernet LAN controllers.

  The gross margin on net sales for the three months ended September 30, 1998 decreased to 62.1% from 63.1% for the three months ended September 30, 1997. The gross margin on net sales for the nine months ended September 30, 1998 increased to 62.3% from 62.1% for the nine months ended September 30, 1997. The Company has experienced an overall decline in both its product's ASP's and its product's overall manufacturing costs in both the three and nine months ended September 30, 1998 as compared to the three and nine months ended September 30, 1997. The impact of these two factors has been relatively proportionate in the three and nine months ended September 30, 1998 and 1997, respectively, resulting in stable gross margins.

  Research and Development Expenses. Research and development expenses primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities, and of subcontracting costs. Research and development expenses for the three months ended September 30, 1998 increased to $2.8 million from $1.8 million for the three months ended September 30, 1997. Research and development expenses for the nine months ended September 30, 1998 increased to $8.0 million from $4.3 million for the nine months ended September 30, 1997. As a percentage of net sales, research and development expenses were 24.5% and 17.0% for the three months ended September 30, 1998 and 1997, respectively. Research and development expenses were 21.1% and 18.4% of net sales for the nine months ended September 30, 1998 and 1997, respectively. The increase in research and development expenses in absolute dollars reflects the addition of personnel and increase in nonrecurring engineering and product verification expenses. The increase in research and development expenses as a percentage of net sales is primarily due to a decrease in the rate of growth of the Company's net sales. The Company anticipates that research and development expenses will increase in absolute dollars.

  Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses are mainly comprised of commissions to sales representatives, employee-related expenses, advertising, trade exhibition expenses and professional fees. Selling, marketing and administrative expenses was $2.3 million for the three months ended September 30, 1998 and 1997, respectively. Selling, marketing and administrative expenses increased to $7.0 from $5.0 million for the nine months ended September 30, 1998 as compared to the nine months ended September 30, 1997. As a percentage of net sales, selling, marketing and administrative expenses were to 20.0% and 21.8% for the three months ended September 30, 1998 and 1997, respectively. Selling, marketing and administrative expenses were 21.1% and 18.4% of net sales for the nine months ended September 30, 1998 and 1997, respectively. The increase in expense in the nine months ended September 30, 1998 as compared to the nine months ended September 30, 1997 was primarily due to increased sales commissions on higher sales and personnel additions. The Company anticipates that sales, marketing and administrative expenses will increase in absolute dollars and decrease as a percentage of net sales.

  Other Income, Net. Other income, net increased to $1.0 million for the three months ended September 30, 1998 from $594,000 for the three months ended September 30, 1997. Other income, net increased to $3.1 million from $657,000 for the nine months ended September 30, 1998 from the nine months ended September 30, 1997. The increase was due to increased interest income from higher average cash and short-term investment balances as a result of the Company's initial public offering completed in July 1997 and from cash generated from operations.

  Provision for Income Taxes. The provision for income taxes for the three and nine months ended September 30, 1998 primarily consisted of the Company's United States income tax expense. The provision for income taxes for the three and nine months ended September 30, 1997 consisted of accrued U.S. withholding taxes.

  The Company receives certain tax benefits through operating in Israel, as a result of the "Approved Enterprise" status of most of the Company's existing facilities. The Company's first investment plan was granted "Approved Enterprise" status on October 10, 1993 under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). The Approved Enterprise status will allow a full tax exemption on the undistributed income derived from the Company's investment in its Israeli facilities. The benefits of the investment plans are expected to expire in 2006. Entitlement to the benefits is conditional upon the Company fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event that these conditions are violated, in whole or in part, the Company would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage adjustment and interest. The Company believes its Approved Enterprise operates in substantial compliance with all such conditions and criteria. As of September 30, 1998, the Company was in the process of completing its third investment plan. Under the third investment plan, the Company agreed to invest approximately $4,600,000, of which $1,610,000 was invested as of September 30, 1998.

  If the Company decides to distribute a cash dividend out of income that has been exempted from tax, the income out of which the dividend is distributed will be subject to the 25% Israeli corporate tax rate. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

  The Company's pre-tax income from its U.S. operations is subject to U.S. taxation at U.S. statutory tax rates. However, the Company anticipates that most of its income will be generated from its Israeli operations and therefore its overall effective tax rate will be significantly lower than the U.S. statutory income tax rate.

LIQUIDITY AND CAPITAL RESOURCES

  Cash, cash equivalents and short-term investments were $81.4 million at September 30, 1998. The Company generated net cash from operations of $11.9 million for the nine months ended September 30, 1998. Net cash from operations for the nine months ended September 30, 1998 consisted primarily of net income plus depreciation offset by an increase in accounts receivable and a decrease in accounts payable. Investing activities for the nine months ended September 30, 1998, other than purchases and proceeds from short-term investments, reflected purchases of property and equipment of $2.2 million. Continued expansion of the Company's business may require higher levels of capital equipment purchases. Financing activities provided cash of $0.2 million. In June 1998, the Company's wholly owned subsidiary, GTI, commenced a program to buy an aggregate of up to five percent of the Ordinary Shares of the Company. As of September 30, 1998, GTI acquired 140,000 shares for an aggregate purchase price of $1,467,000. Such repurchased Ordinary Shares are accounted as treasury shares in the Company's Consolidated Financial Statements.

FOREIGN CURRENCY TRANSACTIONS

  Substantially all of the Company's sales and a substantial portion of its costs are denominated in United States dollars. Since the dollar is the primary currency in the economic environment in which the Company operates, the dollar is its functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are remeasured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations, and have been immaterial to date.

IMPACT OF THE YEAR 2000

  The "Year 2000" issue results from the use in computer hardware and software of two digits rather than four digits to define the applicable year. When computer systems must process dates both before and after

January 1, 2000, two-digit year "fields" may create processing ambiguities that can cause errors and system failures. The results of these errors may range from minor undetected errors to complete shutdown of an affected system. These errors or failures may have limited effects, or the effects may be widespread, depending on the computer chip, system or software, and its location and function. The effects of the Year 2000 problem are exacerbated because of the interdependence of computer and telecommunications systems in the United States and throughout the world. Because of this interdependence, the failure of one system may lead to the failure of many other systems even though the other systems are themselves "Year 2000 compliant."

  If the Company's internal data management, accounting and/or operational software and systems do not adequately or accurately process or manage day or date information beyond the year 1999, there could be a material adverse impact on the Company's operations. To address the issue, the Company has assembled a task force to review and assess internal software, data management, accounting and operational systems to ensure that they do not malfunction as a result of the Year 2000 date transition. The review and corrective measures are proceeding in parallel. The Company is also working with its significant suppliers of products and systems to assure that the products and systems supplied to the Company, and the products the Company supplies to its customers, are Year 2000 compliant.

  In connection with its review and corrective measures, to ensure that its internal products and systems are Year 2000 compliant, the Company expects both to replace some software and systems and to upgrade others where appropriate. With respect to products supplied to the Company for use internally, the Company may upgrade all non-compliant products and systems and, where necessary or where no reasonable upgrade is available, replace such non-compliant products and systems with products and systems demonstrated to be Year 2000 compliant.

  The Impact of Year 2000 issues on the Company will depend not only on the review and corrective actions that the Company takes, but also on the way in which Year 2000 issues are addressed by governmental agencies, business and other third parties, including the Company's significant customers, that provide services or data to, or receive services, data or product from, the Company, or whose financial condition or operational capability is important to the Company. To reduce this exposure, the Company is engaging in an ongoing process of identifying and contacting mission-critical third party vendors and other significant third parties, including the Company's significant customers, to determine their Year 2000 plans and target dates to ensure Year 2000 compliance. Notwithstanding the Company's efforts, there can be no assurance that the Company, mission-critical third party vendors or other significant third parties will adequately address their Year 2000 issues.

  The Company is developing contingency plans for implementation in the event that the Company, mission-critical third party vendors or other significant third parties fail to adequately address Year 2000 issues. Such plans principally involve identifying alternative vendors or internal remediation. There can be no assurance that any such plans will fully mitigate any such failures or problems or mitigate such failures or problems at all. Furthermore, there may be certain mission-critical third parties, such as utilities, telecommunication companies, or material vendors where alternative arrangements or sources are limited or unavailable.

  The extent and magnitude of the Year 2000 problem as it will affect the Company, both before and for some period after January 1, 2000, are difficult to predict or quantify for a number of reasons. Among the most important are lack of control over systems that are used by third parties who are critical to the Company's operation, including the Company's significant customers and vendors, dependence on third party software vendors to deliver Year 2000 upgrades in a timely manner, and the uncertainty surrounding how others will deal with liability issues raised by Year 2000 related failures.

  The Company believes that its Year 2000 compliance project will be completed on a timely basis, and in advance of the Year 2000 date transition and will not have a material adverse effect on the Company's financial condition, and the Company does not expect to incur any material costs. However, there can be no assurance that unexpected delays or problems, including the failure to ensure Year 2000 compliance by systems or products supplied to the Company by a third party, will not have an adverse effect on the Company, its financial performance, or the competitiveness or customer acceptance of its products. Further, the Company's current understanding of expected costs is subject to change as the project progresses and does not include potential costs related to actual customer claims.

                                  RISK FACTORS

RISKS RELATING TO THE COMPANY

  Limited Operating History; Uncertain Future Profitability. Galileo was incorporated in November 1992 and commenced operations in March 1993. From 1994 to the third quarter of 1995, the Company derived net sales solely from a technology development contract, sales of a line of semiconductor devices that are no longer being sold by the Company and sales of evaluation boards. The Company introduced its first system controller in the third quarter of 1994, its first switched Ethernet LAN controller in the first quarter of 1996 and its first remote access WAN controller in the second quarter of 1997. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company did not generate any net sales until the fourth quarter of 1993, and did not generate income in any quarter until the fourth quarter of 1996. Therefore, there can be no assurance that the Company can sustain profitability on a quarterly or annual basis in the future. Moreover, the Company does not expect to sustain its rate of sequential quarterly growth in net sale.

  Potential Fluctuations in Operating Results. The Company's operating results are subject to quarterly and other fluctuations due to a variety of factors, including the gain or loss of significant customers, increased pricing pressures, the timing of new product and feature announcements and introductions by the Company, its competitors or its customers and market acceptance of existing, new or enhanced versions of the Company's and its competitors' and customers' products. Other factors include the availability of foundry capacity, the availability of products as a result of fluctuations in manufacturing yields and the availability and cost of raw materials to its main supplier, TSMC in Taiwan, the availability of advanced packaging capacity, changes in the mix of products sold, the cyclical nature of both the data communications market and the semiconductor industry, the timing of significant orders, order cancellations and reschedulings, significant increases in expenses associated with expansion of operations and changes in pricing policies of the Company, its competitors or TSMC, including decreases in unit average selling prices ("ASPs") of the Company's products. Historically, unit ASPs in the semiconductor industry have decreased over the life of individual products. In the past, the Company has experienced decreases in unit ASPs on each of its products. The Company believes that many of its current and potential customers are volume purchasers, and will require volume discounts, and that per unit ASPs of individual products will continue to decline in the future due to these increased volume shipments and other pricing pressures. Such declines in unit ASPs will lead to declines in the gross margins for these products, absent offsetting cost reductions or high margins on new product introductions. Furthermore, as the Company enters new markets, there can be no assurance that gross margins will be consistent with historical levels. These factors are difficult to forecast, and these or other factors could materially affect the Company's quarterly or annual operating results. Therefore, there can be no assurance as to the level of net sales or net income, if any, that may be attained by the Company in any given period in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Intense Competition. The data communications market into which the Company sells its products is intensely competitive and is subject to frequent product introductions with improved price/performance characteristics, rapid technological change, unit ASP erosion and continued emergence of new industry standards. The semiconductor industry is also intensely competitive and is characterized by rapid technological change, product obsolescence and unit ASP erosion. The Company expects competition to increase in the future from existing competitors and from companies that may enter the Company's existing or future markets, including certain current customers, with similar or substitute solutions that may be less costly or provide better performance or features than the Company's products. To be successful in the future, the Company must continue to respond promptly and effectively to changing customer performance, feature and pricing requirements, technological change and competitors' innovations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Third-party merchant competitors vary in the scope of the products and services they offer. Many large companies develop and market network components. In the market for system controllers, the Company's competitors include NEC Corp. with respect to the MIPs microprocessor and several small companies with respect to the i960 microprocessor from Intel. The Company's switched Ethernet LAN controllers compete with products from companies such as Texas Instruments Incorporated, MMC Networks, I-Cube, Inc. and PMC-Sierra Inc. The Company remote access WAN controller competes directly with well-established products from Motorola, Inc. and more recent products from Siemens A.G. and Temic Semiconductors. In addition, the Company expects increased competition in the future from other emerging and established companies.

  Many of the Company's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, current and potential competitors may determine, for strategic reasons, to consolidate, to lower the price of their products substantially or to bundle their products with other products. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Growth of Outsourcing".

  Dependence on Growth of Outsourcing. Traditionally, the Company's customers have internally developed the key ASIC components for their network systems or utilized programmable logic, such as field programmable gate arrays ("FPGAs"), for system and network controllers. Recently, they have begun to outsource these semiconductor devices as a result of intense time-to-market pressures, the increasing technological complexity of network systems and development costs. The Company's success depends in large part on increased acceptance of outsourcing as an alternative to in-house development by these companies. Many of the Company's current and potential customers have substantial technological capabilities and financial resources. These customers may currently be developing, or may in the future determine to develop or acquire, components or technologies that are similar to or may be substituted for the Company's products and, therefore, may discontinue purchases of the Company's products. If such customers develop or acquire the technology to develop their own components rather than purchase the Company's products, the Company's business, financial condition and results of operations would be materially adversely affected.

  Customer Concentration. To date, a small number of customers has accounted for a majority of the Company's net sales. The Company expects that net sales to a limited number of customers will continue to account for a significant percentage of its net sales for the foreseeable future. In addition, a limited number of large OEMs account for a majority of purchasers in the data communications market, and the Company's success will be dependent upon its ability to establish and maintain relationships with these customers. The Company currently has purchase agreements with a few of its larger customers. None of the Company's customer purchase agreements contains minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. The Company entered into agreements with certain of its early, large customers with respect to specific products that granted such customers preferential terms on which they may purchase such products. Certain of these agreements include limited manufacturing and direct purchase rights that allow the customers, under certain circumstances, to purchase the Company's products directly from the Company's foundries or to manufacture (or have manufactured) such products for their own use. Depending upon the customer, certain agreements also include certain cancellation privileges, pricing commitments, and agreements regarding product upgrades and enhancements and the Company's inventory maintenance requirements. Currently, the Company is not offering such preferential terms to those customers with respect to any other products or to other customers with respect to any products, but these agreements still apply to a significant percentage of the Company's net sales. The loss of any one of the Company's major customers would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success depends in significant part upon the decision of the Company's current and prospective customers to continue to purchase products from the Company. There is increasing consolidation within the Company's customer base. Accordingly, there can be no assurance that the Company's current customers will continue to place orders with the Company or that the Company will be able to obtain orders from new customers. If orders by current customers are canceled, decreased or delayed or the Company fails to obtain significant orders from new customers, the Company's business, financial condition and results of operations would be materially adversely affected.

  Product Concentration; Broad Market Acceptance of Products. The Company currently derives substantially all of its net sales from its system controllers and switched Ethernet LAN controllers, and the Company expects that net sales from these products will continue to account for a substantial portion of the Company's net sales for the foreseeable future. The Company's future performance will also depend in part on its ability to successfully develop, introduce and market new and enhanced products at competitive prices, including the Company's remote access WAN controllers. Broad market acceptance of these products is, therefore, critical to the Company's future success. Factors that may affect the market acceptance of the Company's products include the market acceptance of network switching products, the price, functionality and availability of competing products and technologies, and the success of the sales efforts of the Company and its customers. There can be no assurance that the Company will be able to develop products that will attain broad market acceptance. Failure of the Company's products to achieve broad market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

  Dependence on TSMC; Manufacturing Risks. Substantially all of the Company's semiconductor devices are manufactured, assembled and tested by TSMC and its subcontractors. The Company intends to continue to rely on TSMC and its subcontractors for substantially all of its manufacturing, assembly and testing requirements for the foreseeable future. TSMC also manufactures products for other companies. The Company does not have a long-term manufacturing agreement with TSMC. Therefore, TSMC is not obligated to supply products to the Company for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order that has been accepted by TSMC. The Company's reliance on TSMC for the manufacture, assembly and testing of its products involves a number of risks, including the possible absence of adequate capacity as the Company expands, the unavailability of, or interruption in access to, certain process technologies and reduced control over delivery schedules, quality assurance, manufacturing yields and costs. The Company has experienced delays and may in the future experience delays in receiving semiconductor devices from TSMC, and there can be no assurance that the Company will be able to obtain semiconductor devices within the time frames and in the volumes required by the Company at an affordable cost or at all.

  In the event that TSMC is unable or unwilling to continue to manufacture the Company's key products in required volumes, the Company would be required to qualify acceptable alternative foundries and such foundries would need time to prepare for volume production. It could take six months or longer for another foundry to commence volume production, and no assurance can be given that any additional foundry would become available to the Company or that any additional foundry would be able to provide products on a turnkey basis or would be in a position to satisfy the Company's production requirements on a timely basis and at acceptable price levels. The loss of TSMC as a supplier, the inability of the Company in a period of increased demand for its products to obtain additional foundry capacity from TSMC or other manufacturers, the inability of TSMC or other manufacturers to maintain acceptable manufacturing yields, or any other circumstances that would limit the Company's ability to obtain adequate supplies of manufactured products, would delay shipments of the Company's products significantly. A delay in shipments could cause cancellation of orders, damage relationships with current and prospective customers or result in the loss of customers. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

  Increases in semiconductor demand may limit available foundry capacity worldwide. The Company does not currently have a long-term manufacturing agreement with TSMC and may not be able to obtain such an agreement on terms favorable to the Company in the future. In the event increased worldwide semiconductor demand limits available foundry capacity, the Company may not be able to obtain sufficient allocation of manufacturing capacity to meet its manufacturing needs. Allocation of a foundry's manufacturing capacity may be influenced by a customer's size or the existence of a long-term agreement with the foundry. To address foundry capacity constraints, other semiconductor suppliers that rely on third-party foundries have utilized various arrangements, including equity investments in or loans to independent component manufacturers, in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or "take or pay" contracts that commit a company to purchase specified quantities of components over extended periods. While the Company is not currently a party to any such arrangements, it may determine to enter into such arrangements in the future. There can be no assurance, however, that such arrangements will be available to the Company on acceptable terms or at all. Any such arrangements could require the Company to commit substantial capital. The need to commit substantial capital could require the Company to obtain additional debt or equity financing, which could result in dilution to the Company's shareholders. There can be no assurance that such additional financing, if required, would be available when needed or, if available, could be obtained on terms acceptable to the Company.

  The manufacture of the Company's products is a highly complex and precise process, requiring production in a highly controlled environment. Changes in TSMC's manufacturing processes or the inadvertent use of defective or contaminated materials by TSMC could adversely affect TSMC's ability to achieve acceptable manufacturing yields and product reliability. To the extent that TSMC does not achieve such yields or product reliability, the Company's customer relationships, business, financial condition and results of operations could be adversely affected.

  The Company's products are assembled and tested by third-party subcontractors. Such assembly and testing is conducted on a purchase order basis rather than under a long-term agreement. As a result of its reliance on third-party subcontractors to assemble and test its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of the Company's products. Qualification of assembly and test subcontractors normally requires a significant investment of time. If TSMC is unable to provide the Company with its products on a turnkey basis or the Company is otherwise required to find alternative subcontractors, product shipments could be delayed significantly. Any problems associated with the delivery, quality or cost of the assembly and testing of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Intense Competition."

  Rapid Technological Change; Necessity to Develop and Introduce New Products. The markets for the Company's products are characterized by rapidly changing technologies, evolving and competing industry standards, changes in customer needs, emerging competition, new product introductions and rapid product obsolescence. The Company's future success will depend, in part, on its ability to use leading technologies effectively, to continue to develop its technical expertise, to maintain close working relationships with its key customers in order to develop new products that meet changing customer needs, to advertise and market its products and to influence and respond to changing industry standards and other technological changes on a timely and cost-effective basis. There can be no assurance that the Company will be successful in effectively developing or using new technologies, developing new products or enhancing its existing products on a timely basis, or that such new technologies or enhancements will achieve market acceptance. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its products or business to alternate technologies. Failure of the Company, for technological or other reasons, to develop and introduce new or enhanced products that are compatible with industry standards and that satisfy customer price and performance requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, the Company's competitors may offer enhancements to existing products, or offer new products based on new technologies, industry standards or customer requirements, that have the potential to replace or provide lower cost alternatives to the Company's products. The introduction of such enhancements or new products by the Company's competitors could render the Company's existing and future products obsolete, unmarketable or inoperable. There can be no assurance that the Company will be able to develop new products to compete with new technologies on a timely basis or in a cost-effective manner.

  Transition to New Manufacturing Process Technologies. The Company's future success depends upon its ability to develop products that utilize new manufacturing process technologies. Manufacturing process technologies are subject to rapid change, requiring large expenditures for research and development. The Company continuously evaluates the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies in order to reduce costs and has commenced migration of certain products to smaller geometry processes. The Company believes that the transitioning of its products to increasingly smaller geometries will be important for the Company to remain competitive. Other companies in the industry have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. Moreover, the Company is dependent on its relationship with TSMC to migrate to smaller geometry processes successfully. No assurance can be given that the Company's future process migrations will be achieved without similar difficulties. The Company's business, financial condition and results of operations could be materially adversely affected if any such transition is substantially delayed or inefficiently implemented. See "--Dependence on TSMC; Manufacturing Risks" and "--Rapid Technological Change; Necessity to Develop and Introduce New Products."

  Product Complexity. Products as complex as those offered by the Company frequently contain errors, defects and bugs when first introduced or as new versions are released. The Company has experienced such errors, defects and bugs in the past in connection with new products. Introductions by the Company of new or enhanced products with reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could adversely affect the Company's ability to retain its existing customers and to attract new customers. Moreover, such errors, defects or bugs could cause problems, interruptions, delays or cessation of service to the Company's customers. Alleviating such problems could require significant expenditures of capital and resources by the Company. There can be no assurance that, despite testing by TSMC and its subcontractors, the Company or its customers, errors, defects or bugs will not be found in new products after commencement of commercial production, resulting in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from the Company's other development efforts, claims by the Company's customers or others against the Company, or the loss of credibility with the Company's current and prospective customers. Any such event would have a material adverse effect on the Company's business, financial condition and results of operations.

  Evolving Market for Data Communications Products and Network Switches. Demand for the Company's products depends in large part on the development and expansion of the data communications and networking markets and, in particular, the overall demand for network switching products. These markets have in the past and may in the future fluctuate significantly based on numerous factors, including the lack of an industry connectivity standard, adoption of alternative technologies, capital spending levels and general economic conditions. There can be no assurance with respect to the rate or extent to which the data communications and networking markets or the market for network switching products will grow. There also can be no assurance that the Company will not experience a decline in demand for its products, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Intense Competition" and "--Rapid Technological Change; Necessity to Develop and Introduce New Products."

  Dependence on OEMs. The Company's future success depends on OEMs' designing the Company's products into their network systems. The Company must anticipate market trends and the price, performance and functionality requirements of such network system vendors and must successfully develop and manufacture products that meet these requirements. In addition, the Company must meet the timing requirements of such OEMs and must make products available to them in sufficient quantities. The Company works closely with its customers to determine customers' future product needs and receives a rolling forecast from customers for products. The Company has incurred and expects to continue to incur expenses based upon these sales forecasts. The Company's customer purchase agreements contain no minimum purchase requirements. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. Therefore, there can be no assurance that the actual net sales which the Company will receive will be commensurate with the level of expenses that the Company will incur based on forecasts it receives from its customers in any future period. The Company believes that its success in broadly penetrating markets for its products also depends on its ability to maintain and cultivate relationships with OEMs that are leaders in the data communications and networking markets. Accordingly, in selling to OEMs, the Company can often incur significant expenditures prior to volume sales of new products. The inability of the Company to develop relationships with additional OEMs and have its products designed into new network systems developed by existing and potential OEM customers would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Ability to Manage Growth and Expansion. The Company has recently experienced significant growth. The management of any future growth will require continued expansion and refinement of the Company's management, administration and control systems as well as a significant increase in the Company's development, testing, quality control, marketing, logistics and service capabilities, any of which could place a significant strain on the Company's resources, particularly in light of the fact that the Company has operations in both California and Israel. Avigdor Willenz, the Company's founder and Chief Executive Officer, and Manuel Alba, the President of GTI, have had no prior experience managing a large or public company and have only limited experience managing a rapidly growing business organization. In addition, other members of the Company's senior management have only recently joined the Company. If the Company's management is unable to manage growth effectively, maintain the quality and marketability of the Company's products and retain key personnel, the Company's business, financial condition and results of operations could be materially adversely affected. Failure to integrate new personnel on a timely basis could have an adverse effect on the Company. Furthermore, expenses associated with expanding the Company's management team, implementing additional administrative and financial controls, and hiring new employees may be incurred independently of the generation of any associated sales.

  Dependence on Third-Party Distribution. The Company sells its products to customers primarily through distributors and manufacturers' representatives. The Company's relationships with many of its distributors and manufacturers' representatives have been established within the last two years, and the Company is unable to predict the extent to which some of these distributors and manufacturers' representatives will be successful in marketing and selling the Company's products. Moreover, many of its distributors also market and sell competing products. Manufacturers' representatives and distributors may terminate their relationships with the Company at any time. The Company's future performance will also depend, in part, on its ability to attract additional distributors or manufacturers' representatives that will be able to market and support the Company's products effectively, especially in markets in which the Company has not previously distributed its products. There can be no assurance that the Company will retain its current distributors or manufacturers' representatives or that it will be able to recruit additional or replacement distributors or manufacturers' representatives. The loss of one or more of the Company's distributors or manufacturers' representatives could have a material adverse effect on the Company's business, financial condition and results of operations. The Company generally realizes a higher gross margin on direct sales and from sales through manufacturers' representatives than on sales through distributors. Accordingly, if the Company's distributors were to account for an increased portion of the Company's net sales, its gross margin would decline. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Backlog; Cancelable Customer Orders. The Company's backlog is subject to fluctuations and is not necessarily indicative of future sales. Customers purchase the Company's products pursuant to short-term purchase orders that may be canceled without charge if notice is given within an agreed-upon period. Cancellations of or reductions in pending purchase orders could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's design wins are solely an expression of interest by potential customers in purchasing the Company's products and are not supported by binding commitments of any nature. Therefore, there can be no assurance that any design win will result in purchase orders for the Company's products. Reasons that a design win may not result in a purchase order may include product development delays, pricing issues, availability of competing products, inability to deliver products in volume, technological obsolescence, changes in market needs or preferences, changing standards and changes in customer product lines. The inability of the Company to convert design wins into purchase orders could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Key Personnel. The Company's future performance depends, in significant part, upon the continued service of Avigdor Willenz, the Company's founder and Chief Executive Officer, and Manuel Alba, President of GTI, as well as other key technical, sales and management personnel. Several members of the Company's senior management have only recently joined the Company. The Company does not have employment agreements with or any life insurance on any of these individuals. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's future success depends on its continuing ability to attract and retain highly qualified technical, sales and management personnel. Competition for such personnel in both the United States and Israel is intense, and there can be no assurance that the Company will be able to attract and retain key technical, sales and management personnel in the future. If the Company cannot retain or is unable to hire such key personnel, the Company's business, financial condition and results of operations could be materially adversely affected.

  Limited Protection of Intellectual Property and Proprietary Rights. The Company's future success and ability to compete are dependent, in part, upon its proprietary technology. The Company relies in part on patent, trade secret, trademark and copyright law to protect its intellectual property. The Company has approximately 10 patent applications pending in the United States and approximately 10 patent applications pending in Israel relating to certain aspects of its technologies. There can be no assurance that any patents will issue pursuant to the Company's current or future patent applications or that patents issued pursuant to such applications will not be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that the rights granted under any such patents will provide competitive advantages to the Company. There can be no assurance that any patents issued to the Company will be adequate to safeguard and maintain the Company's proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying the Company's technology, designing around the patents owned by the Company or otherwise obtaining and using the Company's products, designs or other information. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology.

  The Company also relies on confidentiality agreements to protect its proprietary rights. It is the Company's policy to require employees and consultants and, when possible, suppliers to execute confidentiality agreements upon the commencement of their relationships with the Company. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate. Litigation may be necessary to enforce the Company's intellectual property rights and to protect the Company's trade secrets, and there can be no assurance that such efforts will be successful. The Company's inability to protect its proprietary rights effectively would have a material adverse effect on the Company's business, financial condition and results of operations.

  Many participants in the semiconductor and data communications industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. Although the Company is not aware of any claim of infringement or misappropriation against the Company, there can be no assurance that third parties will not assert such claims in the future with respect to the Company's current or future products. The Company expects that companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Any such claims could also lead to time-consuming, protracted and costly litigation that would require significant expenditures of time, capital and other resources by the Company and its management. Moreover, no assurance can be given that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms.

  Cyclicality of Semiconductor Industry. The semiconductor industry has historically been characterized by wide fluctuations in product manufacturing, assembly and testing, supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity and accelerated erosion of unit ASPs. Industry-wide fluctuations in the future could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATING TO OPERATIONS IN ISRAEL

  Operations in Israel. The Company is incorporated under the laws of, and its principal offices are located in, the State of Israel. Further, a significant portion of its sales is derived from sales to customers in Israel. Thus, the Company is directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company's business, financial condition and results of operations. Despite some progress toward peace between Israel and its Arab neighbors, there remain a number of countries that restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies toward Israel or Israeli businesses will not have an adverse effect on the expansion of the Company's business.

  Inflation and Currency Fluctuations. Because most of the Company's net sales are generated in U.S. dollars, and a substantial portion of the Company's operating expenses are incurred in NIS, the Company is exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the U.S. dollar or the timing of such devaluation lags behind inflation in Israel. In recent years, the rate of inflation in Israel exceeded the rate of devaluation of the U.S. dollar against the NIS. As a result, the Company experienced increases in the cost of its operations in dollar terms, relating primarily to the cost of salaries in Israel that are paid in NIS partially linked to the consumer price index ("CPI") in Israel. Likewise, the Company's operations could be adversely affected if it is unable to guard against currency fluctuations in the future. In the future, the Company may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS; however, no assurance can be given that such measures will adequately protect the Company from material adverse effects due to the impact of inflation in Israel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Tax Benefits. The Company receives certain tax benefits through operating in Israel, particularly as a result of the "Approved Enterprise" status of most of the Company's existing facilities. To be eligible for these tax benefits, the Company must continue to meet certain conditions, including making certain specified investments in fixed assets in Israel. The Company believes that it is in compliance with all applicable conditions. If the Company fails to meet such conditions in the future, the tax benefits could be canceled and the Company would be required to refund the tax benefits already received with the addition of the Israeli CPI linkage adjustment and interest. There can be no assurance that these tax benefits will be continued in the future at their current levels or at any level. Israeli authorities have indicated that the government may reduce or eliminate these benefits in the future. The termination or reduction of certain tax benefits would have a material adverse effect on the Company's business, financial condition and results of operations. The Company may, from time to time, submit requests for expansion of its Approved Enterprise programs or for new programs. No assurance can be given that any such requests will be approved. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Difficulty of Effecting Service of Process and Enforcement of Judgments on Directors, Officers and Experts in Israel. The Company is incorporated under the laws of the State of Israel, and certain of its officers and directors and certain experts named herein reside outside of the United States. Service of process upon individuals or firms that are not resident in the United States may be difficult to obtain within the United States. Furthermore, since substantially all of the Company's and such persons' assets are outside the United States, any judgment obtained in the United States against the Company or such persons may not be collectible within the United States.

  The Company has been informed by its legal counsel in Israel, Primes, Shiloh, Givon & Co., that there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that
(i) the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment, (ii) the judgment is no longer appealable, (iii) the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy and (iv) the judgment is executory in the state in which it was given. A foreign judgment will not be declared enforceable if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if it is proved to the Israeli court that (i) the judgment was obtained by fraud, (ii) there was no due process, as resolved by the Israeli court at its discretion, (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and that is still valid or (v) at the time the action was brought in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

  A specific permit from the Controller of Foreign Currency of the Bank of Israel is required before transferring out of Israel the proceeds of a foreign judgment enforced in Israel. The usual practice in an action to recover an amount in foreign currency is for the Israeli court to award a judgment for the equivalent in Israeli currency at the rate of exchange on the date thereof. Under existing law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange on the date of payment, but the judgment debtor may also make payment in foreign currency if the Israeli exchange control regulations then in effect permit such foreign currency payment. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency will ordinarily be linked to the Israeli CPI. Judgment creditors must bear the risk that they will be unable to convert their award into foreign currency that can be transferred out of Israel. All judgment creditors must bear the risk of unfavorable exchange rates.

PART II.  OTHER INFORMATION

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

          (a) Exhibits


          Exhibit
          Number     Description of Document
          -------    -----------------------

           1         October 19, 1998 Press Release: "Galileo Technology Ltd.
                     Reports Third Quarter 1998 Results."

          27.1       Financial Data Schedule  (Nine months ended September 30,
                     1998)

          27.2       Financial Data Schedule  (Nine months ended September 30,
                     1997)

          (b) Reports on Form 8-K

              None.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GALILEO TECHNOLOGY LTD.


November 24, 1998                        By:  /s/ George A. Hervey
                                              -----------------------
                                              George A. Hervey, Sr. Vice
                                              President of Finance
                                                 and Chief Financial Officer